SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

 September 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote --------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

ROGERS WIRELESS ANNOUNCES AGREEMENT TO PURCHASE MICROCELL TELECOMMUNICATIONS FOR C$35 PER SHARE

Microcell Board Recommends Shareholders Tender to Rogers Wireless Offer

Toronto and Montreal, September 20, 2004 - Rogers Wireless Communications Inc. ("Rogers Wireless"), Rogers Communications Inc. ("RCI") and Microcell Telecommunications Inc. ("Microcell") jointly announced today that Rogers Wireless and Microcell have entered into an agreement under which Rogers Wireless will make an all cash bid for Microcell securities totaling approximately C$1.4B. Rogers Wireless has agreed to purchase Microcell's Class A Restricted Voting shares and Class B Non-Voting shares for C$35.00 per share. As well, Rogers Wireless will offer to purchase the 2005 warrants for C$15.79 and 2008 warrants for C$15.01. Subject to regulatory approvals and Microcell shareholder acceptance, this transaction is expected to close before the end of the year.

The combined businesses will operate Canada's only nationwide GSM/GPRS/EDGE wireless network and will serve over 5.1 million voice and data customers. This transaction also creates a company of measurably increased scale allowing for significant opportunities for operating and capital spending efficiencies.

The members of the Board of Directors of Microcell have agreed that the Rogers Wireless offer is fair to the shareholders of Microcell and in the best interests of their company. The Board of Directors of Microcell has agreed to recommend to its shareholders to support the Rogers Wireless offer. The Board of Directors received opinions from its financial advisors, JP Morgan Securities Inc. and Rothschild that the Rogers Wireless offer is fair, from a financial point of view, to the shareholders of Microcell.

"This transaction will position Rogers to better compete against incumbent telco wireless operators in Canada," said Ted Rogers, President and CEO of RCI. "It also ensures a healthy, competitive marketplace and all of the associated benefits for wireless customers across Canada."

"The combination of Rogers Wireless and Microcell will offer our customers the strength of our common network, operating on the world standard GSM technology, and continued leadership in delivering innovative wireless solutions," said Nadir Mohamed, President and CEO, Rogers Wireless. "The combination will make Rogers Wireless the largest wireless operator in Canada with over 5.1 million voice and data customers across the country and with pro forma network revenues of approximately $3.0 billion."

Microcell's President and CEO, Andre Tremblay stated "We believe that this transaction constitutes an attractive opportunity for our customers and our shareholders alike. It allows for the continuation of the Fido brand in the marketplace, ensures our customers will continue to receive excellent service and offers them the benefit, upon closing, of significantly enhanced wireless coverage across Canada."

Rogers Wireless intends to finance the purchase through cash on hand, drawdown of its C$700 million bank credit facility and through bridge loan of up to C$900 million from RCI. RCI will fund the bridge loan through cash on hand and drawdown of credit facilities at its other subsidiaries.

The Rogers Wireless offer is subject to receipt of certain regulatory approvals and other customary conditions, including a requirement that two-thirds of the shares must be tendered. Under certain circumstances, a fee of $45 million is payable by Microcell to Rogers Wireless, including if a superior proposal is recommended by the Board of Directors of Microcell.

Documents relating to the Rogers Wireless offer are expected to be sent to Microcell's securityholders within ten business days. Investors may obtain a free copy of materials filed by Rogers Wireless and Microcell in Canada on SEDAR and in the U.S. on EDGAR.

TD Securities Inc. is acting as financial advisor to Rogers Wireless on this transaction. J.P. Morgan Securities Inc. and Rothschild are acting as financial advisors to Microcell on this transaction.

About the Companies:
 Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS/EDGE cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has over 3.9 million voice and data customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is currently 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.

Microcell Telecommunications Inc. (TSX: MT.A and MT.B) is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Cautionary Statement Regarding Forward Looking Information:
This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Reminder to holders of Microcell Class A Restricted Voting Shares and Class B Non-Voting Shares
 Microcell reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

For Further Information

Rogers:

Investment Community:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Eric Wright, 416.935.3550, eric.wright@rci.rogers.com

Media:

Jan L. Innes, 416.935.3525, jan.innes@rci.rogers.com

Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com

Microcell:

Investment Community:

Thane Fotopoulos, 514.937.0102, ext. 8317, thane.fotopoulos@microcell.ca

Media:

Claire Fiset, 514.937.0102, ext. 7824, claire.fiset@microcell.ca

Karen Berkhout, 604.783.0701, karen.berkhout@microcell.ca